Exhibit 6.8

January 25, 2021

Janus Henderson Research Fund

c/o Janus Capital Management LLC,

151 Detroit Street

Denver, CO 80206

Attn: Matt Peron

Attn: Angela Morton

Email:

Re:	MedicaMetrix, Inc. Series B Preferred Stock Financing

Ladies and Gentlemen:

Reference is hereby made to that certain Series B Preferred Stock Purchase Agreement, dated as of the date of this letter agreement (the “Purchase Agreement”), by and among MedicalMetrix, Inc. (the “Company”) and the Purchasers (as defined therein) thereunder. This letter agreement (this “Side Letter”) is being delivered in connection with the separate purchase by Janus Henderson Research Fund, (together with its (x) permitted transferees and (y) other entities under management by Janus Capital Management LLC, as defined below, the “Janus Investor”) of the Company’s Series B Preferred Stock (the “Purchased Shares”) (the Purchase Agreement, with all exhibits and schedules thereto (including without limitation the Investors’ Rights Agreement (the “Rights Agreement”), the Voting Agreement (the “Voting Agreement”) and the Right of First Refusal and Co-Sale Agreement (the “ROFR Agreement”), each as entered into pursuant to the Purchase Agreement, and as amended thereafter ), are collectively referred to herein as the “Transaction Documents”). Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement.

1.	Additional Company Representations and Warranties. In addition to the representations and warranties made by the Company pursuant to the Purchase Agreement as of the date of the Closing under the Purchase Agreement, the Company hereby represents and warrants to the Janus Investor that the following representations are true and correct as of the date hereof:

a.	Shell Company. The Company is not and has never been a shell company as such term is defined in Rule 12(b)(2) under the Exchange Act and the rules and regulations of the SEC thereunder.

b.	Investment Company. The Company is not an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for an investment company, within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder, and the Company does not sponsor any person that is such an “investment company.”

2.	Closing Mechanics. With respect to any Closing involving a Janus Investor, prior to such Closing (as defined in the Purchase Agreement) or the receipt of funds from any Janus Investor the Company shall deliver to such Janus Investor a PDF copy of the physical certificates (with wet signatures and on certificate paper) representing the aggregate number of Purchased Shares to be purchased at such Closing by such Janus Investor (the “Stock Certificates”). Promptly following the Closing and the receipt of the purchase price payable by the Janus Investor (by wire instructions set forth on Schedule A) for the Purchased Shares, and following confirmation that the custodian has approved the PDF certificate, the Company shall deliver the Stock Certificates to each applicable Janus Investor at the address (or such other address so directed by the Janus Investor) and in the manner as set forth on Schedule A hereto, duly executed on behalf of the Company and registered in the name of such Janus Investor or its nominee in accordance with its delivery instructions.

3.	Publicity. None of the Company, its subsidiaries or any of their respective representatives shall (a) use the name Janus Capital Management LLC, Janus Henderson Group plc, Janus Henderson Investors or any other name or brand used by such (“Janus”) or Janus Investor or any partner or employee of Janus or Janus Investor in any manner or format (including reference on or links to websites, press releases, etc.) without the prior approval of Janus or (b) issue any statement or communication to any third party (other than to their legal, accounting and financial advisors) regarding the Janus Investor’s investment in the Company without the consent of Janus. Notwithstanding the foregoing, the Company may, (i) if the Janus Investors’ investment in the Company has been publicly disclosed by Janus or with Janus’ prior consent, from then forward confirm in non-public communications that the Janus Investors have invested in the Company and provide any other information that has been previously disclosed by or with Janus’ consent, and (ii) without the prior approval of Janus, disclose the terms and/or amount of the Janus Investors’ investment and Janus’ identity (x) to an existing shareholder, a bona fide potential investor in, or bona fide acquiror or strategic partner of, the Company in connection with such potential party’s due diligence process or investment under obligations of non-disclosure or (y) as required by law, rule, regulation or listing standard to do so; in which case the Company, to the extent permissible under applicable law, (A) shall promptly notify Janus of such requirement and will cooperate with Janus to the extent practicable to limit the information disclosed to only such information that the Company, as advised by counsel, is required by law to be disclosed; and (B) will, to the extent practicable and at the request and sole expense of Janus seek to obtain a protective order over, or confidential treatment of, such information.

4.	Information and Observer Rights.

a.	Delivery of Financial Statements. The Company shall deliver to the Janus Investor, provided that the Board of Directors of the Company has not reasonably determined that the Janus Investor is a competitor of the Company:

(i)	as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Budget for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year, and (iii) a statement of stockholders’ equity as of the end of such year, all such financial statements audited and certified by independent public accountants of nationally recognized standing selected by the Company;

(ii)	as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders’ equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(iii)	as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock of the Company issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Janus Investor to calculate its percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct;

(iv)	as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company (such budget and business plan that is approved by the Board of Directors;

(v)	such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as the Janus Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 4 to the contrary, the Company may cease providing the information set forth in this Section 4 during the period starting with the date sixty (60) days before the Company’s good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company’s covenants under this Section 4 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

5.	Inspection. The Company shall the Jauns Investor (provided that the Board of Directors has not reasonably determined that the Janus Investor is a Competitor of the Company), at the Janus Investor’s expense, to visit and inspect the Company’s properties; examine its books of account and records; and discuss the Company’s affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Janus Investor; provided, however, that the Company shall not be obligated pursuant to this Section 5 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

6.	Observer Rights. As long as Janus Henderson Research Fund owns not less than five percent (5%) of the shares of the Series B Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative of Janus Henderson Research Fund to attend all meetings of the Board of Directors (and any committee thereof) in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Janus Investor or its representative is a Competitor of the Company.

7.	Termination of Information and Observer Rights. The covenants set forth in Section 4, Section 5, and Section 6 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first; provided, that, with respect to clause (iii), the covenants set forth in Section 4 shall only terminate if the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities or if the Investors receive financial information from the acquiring company or other successor to the Company comparable to those set forth in Section 4.

8.	Board Materials. The Company shall give a representative of the Janus Investor copies of all notices, minutes, consents and other material that the Company provides to its directors, except that the representative may be excluded from access to any material if the Board of Directors determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons.

9.	Company Contact. For the purposes of requesting or inquiring about any information to be delivered to the Janus Investors pursuant to the Transaction Documents or hereunder, the Janus Investor may contact Robert Rudelius the Company’s Chief Executive Officer at [ ] or [ ], or such other individual designated by the Company from time to time; provided that the Company notify the Janus Investor in writing of such designation.

10.	No Power of Attorney. Notwithstanding anything to the contrary set forth in any Transaction Document, including without limitation Section 4.2 of the Voting Agreement, the Company hereby acknowledges and agrees that, the Janus Investor is not now, nor is it ever, granting, nor is it obligated to grant, a power of attorney to any third party pursuant to the terms of any of the Transaction Documents. The provisions of this Section 10 are applicable to any permitted transferee of the Janus Investor that is under management by Janus.

11.	Limitations on Drag Along. Notwithstanding any provision of any Transaction Document, any amendment thereto, or any successor agreement to which any Janus Investor may become bound, without the express written consent of the Janus Investor such Janus Investor shall not be subject to any compelled voting (i.e. drag along) obligation unless such provision provides, at a minimum, for substantially similar exceptions to those set forth in Section 3.3 of the Voting Agreement as in effect on the date hereof. The provisions of this Section 11 are applicable to any permitted transferee of the Janus Investor that is under management by Janus.

12.	Right to Conduct Activities and Use Information. The Company hereby agrees and acknowledges that Janus and the Janus Investor (together with its affiliates) is a professional investment manager or fund, as applicable, and as such invests in numerous portfolio companies, some of which may be deemed competitive with the Company’s business (as currently conducted or as currently proposed to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, Janus and the Janus Investor shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by the Janus Investor in any entity competitive with the Company, or (ii) actions taken by any partner, officer or other representative of Janus or such Janus Investor to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve the Janus Investor from liability associated with the unauthorized use or disclosure of the Company’s confidential information obtained pursuant to the Transaction Documents or this Side Letter and is in violation thereof. The Company understands and acknowledges that, subject to any relevant law, any confidential information of the Company may be used by Janus and each of the Janus Investors in connection with evaluating investment opportunities, trading securities in the public markets and participating in private investment transactions, but specifically excluding disclosing or otherwise providing confidential information (or any derivatives, extracts or summaries thereof) to anyone other than Janus and the Janus Investor. In addition, notwithstanding any agreement between the Company and Janus (or any Janus Investor), the Company hereby consents to Janus’ and the Janus Investor’s reference to its status as an investor in the Company, disclosure of the amount invested by any Janus Investor and use of a description of the Company containing non-confidential information.

13.	Expense Reimbursement. As, when and if the Company requests in the future that Investor execute any documents in its capacity as a stockholder (including without limitation stockholder consents and amendments to agreements between the Company and the Investor), Company shall reimburse the out-of-pocket legal fees and expenses incurred in connection with review of such requests, not to exceed $5,000 per instance without the prior approval of the Company.

14.	Definition of Affiliate. The Company shall apply the following definition of “Affiliate” to the Janus Investor under each of the Transaction Documents (in place of the existing definition of “Affiliate” under the Transaction Documents): “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital or other investment fund, registered investment company, investment fund or account now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person; provided, however, that (i) the Janus Investor shall be deemed to be an “Affiliate” of each other Janus Investor, and (ii) an entity that is an “Affiliate” of a Janus Investor shall not be deemed to be an “Affiliate” of any other Janus Investor unless such entity is a Janus Investor (and, for the avoidance of doubt, an “Affiliate” of such entity shall not be deemed an “Affiliate” of any Janus Investor solely by virtue of being an “Affiliate” of such entity).

15.	Market Standoff Provisions. The Janus Investor will receive “most favored nation”, or MFN, treatment with respect to transfer restrictions to be entered into in connection with a public offering of the Company’s securities, customarily referred to as a lock-up or market standoff provision, such that each such Janus Investor will not have a lockup period that is longer than any other stockholder of the Company and will be given the benefit of all carve-outs to lockup obligations that are given to any stockholder of the Company. Without limiting the foregoing, in no event, and not withstanding anything to the contrary in any of the Transaction Documents or waiver of any of the rights therein, will any Janus Investor be subject to any lockup restriction (a) with respect to any shares purchased in connection with a public offering by the Company or on the open market or (b) for a period of longer than one hundred eighty (180) days. This Section 15 shall not prevent the Company or its underwriters from (x) registering and selling shares of capital stock held by stockholders or (y) granting releases from the lockup obligations as a hardship accommodation or that in the aggregate involve shares representing less than 2% of the Company’s then outstanding capital stock.

16.	Legend Removal. Subject to compliance with applicable securities laws and regulations, and any contractual restrictions entered into by the Janus Investor (such as a lock-up or market standoff agreement), at the Janus Investor’s request and at the Company’s expense, the Company will use commercially reasonable efforts to (x) promptly remove all transfer restrictions (and any legends relating thereto) that are no longer required to restrict transfers of the securities of the Company (or its successor) held by the Janus Investor and (y) subject to a letter agreement reasonably satisfactory to the Company and its transfer agent with respect to ongoing compliance with Rule 144 under the Securities Act of 1933, cause the removal of restrictive legends restricting the sale of shares provided that the relevant Janus Investor(s) have held such shares (and/or any predecessor shares allowing for tacking of the holding period under Rule 144) for at least six (6) months.

17.	Notices. All notices and requests to be given, made or delivered by the Company to the Janus Investor pursuant to the Transaction Documents shall be sent to the Janus Investor at and only at its address set forth below:

Janus Capital Management LLC,

151 Detroit Street

Denver, CO 80206

Attn: Matt Peron (Email:           )

Attn: Angela Morton (Email:          )

with a copy, which shall not constitute notice, to:

Perkins Coie LLP

3150 Porter Drive

Palo Alto, CA 94306

Attn: Adrian Rich (Email:           )

This Side Letter shall terminate and be of no further force or effect upon such date as no Janus Investor holds any securities of the Company, or if earlier, upon the earliest of the following to occur: (i) the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the Exchange Act, whichever event shall first occur and (iii) the consummation of a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation); provided in the case of (iii) that the consideration received is either (a) cash or (b) securities of a company registered under, and compliance with its obligations under, the Exchange Act; provided however that the provisions of Section 3, Section 10, Section 11, Section 12, Section 13, Section 15 and Section 16 above shall survive any such termination.

This Side Letter supplements the Transaction Documents, and, in the event of any conflict between this Side Letter and any of the Transaction Documents, the terms of this Side Letter shall govern and control. In furtherance of the foregoing, the Company hereby acknowledges and agrees that it shall not take any voluntary action to avoid, or to seek to avoid, the observance or performance of any of the terms of this Side Letter, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the Janus Investor against impairment.

This Side Letter may be executed by electronic transmission of executed counterparts, which together shall constitute one and the same agreement. This Side Letter shall be governed by the laws of the State of Delaware, without giving effect to the choice of law principles of such state. Any term of this Side Letter may be amended and the observance of any term hereof may be waived (either generally or in a particular instance, and either retroactively or prospectively) only by a written instrument executed by the Company and the Janus Investor; provided that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party.

Please sign a copy of this Side Letter and return a copy by email to the undersigned.

[Remainder of the page intentionally left blank; signature pages follow]

Very truly yours,

MedicaMetrix, Inc.

By:	/s/ Robert Rudelius
Name:	Robert Rudelius
Title:	Chief Executive Officer

Agreed and Accepted:

Janus Henderson Research Fund

By:	Janus Capital Management LLC, its investment advisor

By:	/s/ Matt Peron
Name:	Matt Peron
Title:	Authorized Signatory

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